Mail Stop 4561

      March 16, 2007

Timothy G. Healy
EnerNOC, Inc.
75 Federal Street, Suite 300
Boston, MA  02110

RE:	EnerNOC, Inc.
Form S-1 filed February 12, 2007
File No. 333-140632

Dear Mr. Healy:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

Industry and Market Data

2. Throughout the prospectus you reference and rely on certain demographic and market data. Please provide us with copies of the relevant portions of the publications and identify the statements in the prospectus that they support. If you commissioned the preparation of the demographic and market data upon which you rely, please file a consent from the provider for the use of its name and the information attributed to it.

3. Refer to the last sentence in the paragraph. It is not appropriate for you to disclaim the accuracy of information in the prospectus. Please eliminate this disclaimer.

Company Overview, page 1

4. The description of your business contains technical jargon that may be difficult for investors to understand. We note, for example, the following terms and phrases in the summary:
* Technology-enabled demand response;
* Open market programs;
* Intelligent power;
* Recurring capacity payments;
* Leverage the Internet; and
* Enterprise resource planning system.
Please revise to eliminate technical jargon and describe your business in clear, plain language.

5. Please revise the overview to more clearly disclose:
* That you provide electric capacity by contracting with the end-use customers of grid operators and utilities to reduce their electric usage on demand;
* That you receive most of your revenues from grid operators and utilities and you make payments to their end-use customers for pledging to reduce and actually reducing electric usage; and
* The concept of "demand response."

Competitive Strengths, page 2

6. In order to balance the discussion of competitive strengths, please provide a summary of your competitive weaknesses or the risks associated with your business. Alternatively, please eliminate the discussion of competitive strengths.

Risk Factors

A substantial majority of our revenues..., page 10

7. Please disclose the name of this significant customer.

8. Please advise us why you have not filed the contract with this significant customer as an exhibit to the registration statement.

An oversupply of electric generation capacity..., page 12

9. Please disclose examples of regulatory structures that make it difficult for you to provide demand response solutions and disclose significant markets that use such structures. In addition, please revise the "Business" section to include a discussion of government regulations that have a material impact on your business. Refer to
Item 101(c)(1)(xii) of Regulation S-K.

The software we use in providing..., page 19

10. Please disclose the amounts of any true-up or penalty payments made in the last two years.

If our stock price declines..., page 24

11. Please consider removing risk factors, such as this one, that are generic to any public company or public offering.

Use of Proceeds, page 29

12. Please disclose the maturity of your loan and security agreement.

Capitalization, page 30
13. Please revise to remove cash and cash equivalents from the capitalization table.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Revenues, page 36
14. Please disclose the portion of your revenues attributed to each category of customers: grid operators, utilities, and end-use customers. Identify any other category of customer that is material to your business.

15. Please revise to clarify whether ISO New England, Inc. is a grid operator, utility, or end-use customer.

16. In this section, or elsewhere in the prospectus, please provide a description of the material terms of the ISO New England, Inc.
contract.

17. Please identify the one grid operator and one utility referenced in the last paragraph on page 37. It appears that each of these customers accounted for more than 10% of your revenues during the periods reported. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Consolidated Results of Operations, page 39
18. Please revise to clarify whether "total revenues" in the table on page 39 includes deferred revenues.

Gross Profit and Gross Margins, page 40

19. Please include a more detailed discussion of the volatility of your gross margins and the factors that may cause margins to change.
We note the quarterly cost of revenues disclosure on page 46.
20. Please revise your disclosure to clarify how the acquisition of
Pinpoint Power DR affected your gross margin in 2005.

Contractual Obligations, page 51
21. Please provide a brief description of the deferred acquisition payments to related party (cash and stock) in the narrative following the table. Explain how you valued the stock payments included in this item. Also, please reconcile the amounts listed in the table with the amounts disclosed on page 106.

Stock-Based Compensation, page 58
22. We note that you reassessed the value of your option issuances during 2006 and recorded additional compensation expense. It appears that you have disclosed the compensation expense recorded through September 30, 2006. Please revise to disclose the total compensation expense that will ultimately be recorded for each option issuance that was reassessed.

Customers, page 76

23. Please advise us how you selected the customers listed on pages
76 and 77. In particular, please confirm that these customers are representative of your aggregate customer list.

Compensation Discussion and Analysis

Base Salaries, page 87
24. Please provide a more detailed description of the factors considered by the compensation committee when it decided to increase the salaries of the CEO and the President by $140,000 and $55,000, respectively. Describe the specific contributions to your growth and development that the committee considered. Also, explain in more detail the corporate goals that the committee believes the CEO and the President will further and clarify the basis for the committee`s belief. Provide similar disclosure with respect to the increase in base salary rates for other named executive officers.

Annual Bonus, page 87
25. Please provide a more detailed description of how you determine the amount of annual performance-based bonuses awarded to the Chief
Executive Officer and President. We note that the maximum amounts are established in their employment agreements; however, it is not clear how the compensation committee determines actual amounts. Provide a similar discussion of how you decided to award 15% of base salary as bonus to your other named executive officers except for Mr.
Dixon. Finally, please provide a more detailed description of Mr. Dixon`s bonus plan.

Summary Compensation Table, page 90
26. Refer to the narrative description of Mr. Healy`s compensation, beginning on page 91. Please explain why Mr. Healy received a non-discretionary bonus of $70,000 in 2006 when his employment agreement provides for discretionary bonus not to exceed $50,000.
Similarly,
please explain why Mr. Brewster received a non-discretionary bonus in
2006.

Principal and Selling Stockholders, page 107

27. Please revise to name the natural persons holding voting control and dispositive powers over all entities listed in the table, unless the entities are public companies, wholly-owned subsidiaries of public companies or registered investment companies.

Preferred Stock, page 110

28. Please disclose that that upon consummation of the public offering the convertible preferred shares will be converted into common shares on a one-for-one basis.

Financial Statements, page F-1
29. Please update your financial statements in accordance with Rule
3-12 of Regulation S-X.

Note 1. Description of Business and Summary of Significant
Accounting
Policies, page F-7

Revenue Recognition, page F-8
30. Please revise to disclose the amount of revenue related to demand response revenue and energy event revenue for each period. Also, disclose this same information in the MD&A and explain any material fluctuations from period to period and your expectations for the future.
31. Please provide us with an example of how you determine the amount of monthly demand response revenues that you are entitled to based off a verification event. Also tell us how often you perform these verification events.

Concentrations of Risk, page F-9
32. Please amend your disclosure to disclose the total amount of revenue derived from each customer that represents 10% or more of gross revenue. Refer to paragraph 39 of SFAS 131.

Note 9. Stockholders` Equity, page F-18

Conversion, page F-19
33. Please tell us why you disclose that each share of preferred stock is convertible into the Company`s common stock at various conversion prices. In all other sections of this document, all classes are convertible on a 1 for 1 basis. Please advise.

Interim Consolidated Financial Statements of EnerNOC, Inc., page
F-26

Unaudited Condensed Consolidated Statements of Cash Flows, page F-
29
34. Please clarify what is represented by the line item "cash acquired in Pinpoint Power DR LLC acquisition."

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-2
35. Please disclose the type and amount of consideration received for the options issued to directors, officers, employees, consultants and advisors, as described in paragraphs 7-10. Also, please discuss the exemption relied upon for the transaction described in paragraph 10.

Exhibits

36. Please file copies of your legality opinion or provide us with a draft, so that we have an opportunity to review it. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

Undertakings

37. Please advise us why you have included the undertakings in Regulation S-K Item 512(a)(5) and (6) which relate to Rule 415 offerings.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact William Demarest, Staff Accountant at 202-
551-
3432 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3780 with any other questions.

      Sincerely,



Karen J. Garnett
Assistant Director

cc:	Sahir Surmeli, Esq. (via facsimile)



Timothy G. Healy
EnerNOC, Inc.
March 16, 2007
Page 8